Lehman & Eilen LLP

Mission Bay Office Plaza

Suite 300

20283 State Road 7

Boca Raton, Fl 33498

Tel: (561) 237 – 0804

Fax: (561) 237 - 0803

June 12, 2006

VIA FACSIMILE AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	File No. 333-129997

Premiere Publishing Group, Inc. Form SB-2

Filed on November 29, 2005 and Amended

on January 12, 2006, March 1, 2006 and May 12, 2006

Dear Mr. McTiernan:

Thank you for your May 23, 2006 letter regarding Premiere Publishing Group, Inc. (the “Company”). Enclosed is Amendment No. 4 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.	Please update the financial statements in accordance with Rule 310(g) of Regulation S-B.
Response: Complied with. We have updated our financial statements in accordance with Rule 310(g) of Regulation S-B.

United States Securities and

Exchange Commission

June 12, 2006

Selling Shareholder Table

2.

We note that you have revised your selling shareholder table to add selling shareholders and increase the number of shares offered. We note further to your advice at the conclusion of your letter dated May 12, 2006 in response to previously issued comments that “now one of the selling shareholders is an NASD registered broker-dealer.” Please disclose the selling shareholder that is a broker-dealer.

Response: Complied with. We have disclosed in the selling shareholder table that Legend Merchant Group, Inc. is an NASD member broker-dealer.

3.

As stated in our comment letter dated December 22, 2005, please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Accordingly, your statement on the Cover Page that selling shareholders “may be deemed underwriters” and similar disclosure in the “Plan of Distribution” that broker-dealers “may be deemed to be underwriters” is not sufficient if any of the selling shareholders are broker-dealers.

Response: Complied with. We have disclosed on the coverpage and in the plan of distribution that the selling shareholder Legend Merchant Group, Inc. will be deemed to be an underwriter as defined in the federal securities laws with respect to the shares to be sold by it.

4.	Please revise to identify the natural person or persons holding voting control and dispositive power over the shares held by C.J.R. Capital, Inc. and Pinnacle Investment Partners, L.P.

Response: Complied with. We have disclosed in the selling shareholder table that the natural person holding voting control and dispositive power over the shares held by C.J.R. Capital, Inc. and Pinnacle Investment Partners, L.P. is Christopher R. Janish.

Financial Statements and Notes

Note 4 – Stockholders’ Deficit

Warrants, page F-13

United States Securities and

Exchange Commission

June 12, 2006

5.

We note from your expanded disclosures that 989,990 and 3,000,000 warrants were issued during 2005. Please clarify if these warrants are subject to a registration rights agreement. If so, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Response: Complied with. Notes 3 and 4 have been updated to clearly state that the 989,990 and 3,000,000 warrants issued during 2005 do not contain registration rights.

Note 8 – Restatement, pages F-15 – F-16

6.

We note that the financial statements have been restated to remove the transaction in relation to the purchase of treasury stock. Please explain to us the nature of this adjustment. In addition, please clearly label the columns on the face of your financial statements as restated.

Response: Complied with. The Company had erroneously shown the purchase of $100,000 of treasury stock in its previously filed financial statements. The Company discovered this error when it was restating its financial statements in response to the previous SEC comments and had removed any reference to the purchase of treasury stock from its restated financial statements.

The Company has clearly labeled those financial statements that have been restated.

Please feel free to call me at (561) 237-0804, if you have any questions or need additional information.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure